Exhibit 12.1

AMERICAN SUPERCONDUCTOR CORPORATION

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Three Months
(in thousands)	Year Ended March 31,					Ended June 30,
	2010	2011	2012	2013	2014	2014
Earnings:
Income (loss) before income taxes	$36,756	$(170,331)	$(135,458)	$(66,395)	$(55,406)	$(13,389)
Add: Fixed charges	714	1,106	1,415	15,965	10,489	718
Add: Losses from minority interest	59	1,397	2,415	2,231	2,273 (1)	202

Earnings available for fixed charges	$37,529	$(167,828)	$(131,628)	$(48,199)	$(42,644)	$(12,469)
Fixed Charges:
Interest expense (2)	4	133	314	15,161	9,779	544
Portion of rental expense which represents interest (3)	710	973	1,101	804	710	174

Total Fixed charges	714	1,106	1,415	15,965	10,489	718

Ratio of earnings to fixed charges (4)	52.53x	—	—	—	—	—

(1)	Includes impairment charge of $1,265 in the year ended March 31, 2014
(2)	Includes non-cash interest expense related to amortization of debt discount and issuance of common stock at a discount to pay debt.
(3)	Assumed to be one third of rent expense as a reasonable approximation
(4)	Earnings were inadequate to cover fixed charges for the years ended March 31, 2011, 2012, 2013 and 2014 by $168.9 million, $133.0 million, $64.2 million and $53.1 million, respectively, and for the three months ended June 30, 2014, by $13.2 million.